July 6, 2005

Mr. Jeffrey Riedler

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

RE:	Sports Source, Inc.
Amendment No. 1 to Registration Statement on Form SB-2

Filed June 20, 2005

File No. 333-125131

Dear Mr. Riedler:

We represent Sports Source, Inc. (“Sports Source”). We are in receipt of your letter dated June 30, 2005 regarding the above referenced filing and the following are our responses:

Description of Property, page 18

1.

We note that in response to comment 13, you now state your free office space is provided by “John Hughes, who is not related to [you].” However, in response to comment 12, you state you have “recorded an in-kind contribution by [your] president for the fair value of the space used by the Company.” Please explain to us why you recorded an in-kind contribution by your president when it appears someone other than your president provides the office space.

Answer:	Answer: Please be advised that office space was not provided by a related party or by the Company’s president; therefore, the record of an in-kind contribution was made in error and has been revised.

Signatures, page 27

2.	We note your response to comment 14. However, it appears you did not revise the caption accompanying Mr. Tubbs’s signature to state he is your principal accounting officer. Please revise.

Answer:	Please be advised that we have amended the caption accompanying Mr. Tubbs’ signature to state that he is the Company’s principal accounting officer.

Financial Statements

3.

We noted your response to our comment 15 and we reissue our comment. Please provide audited financial statements and financial information for a period within 135 days of filing your initial registration statement. Your March 31, 2005 financial statements and financial information have been labeled as unaudited in your amended Form SB-2 filing. Please refer to Rule 3-10(a) of Regulation S-B.

Answer:	Please be advised that the March 31, 2005 unaudited statements have been included in accordance with rule 3-10(a) of Regulation S-B. We have also included audited statements as of December 31, 2004.

Note 6. Going Concern, page 8

4.

We noted your response to our comment 16 and we reissue our comment. Please expand your discussion to explain what actions are presently being taken to obtain additional funding (i.e. obtaining a line of credit, etc.).

Answer:	Please be advised that the disclosure has been expanded to reference the actions currently being taken to obtain additional funding, i.e. equity financing.

Very truly yours,

ANSLOW & JACLIN, LLP

By:___/s/ Gregg E. Jaclin________

GREGG E. JACLIN

GEJ/tf